UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 12, 2018

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference: Relevant Information Communication

Dear Sirs:

We comply to inform as a Relevant Information Communication, that today, April 12, 2018, GyM S.A., subsidiary of Graña y Montero S.A.A., signed three construction contracts with Cobra Perú S.A.

The aforementioned contracts, valued at approximately US$ 352'924,000.00 plus VAT, provide engineering, procurement, construction and commissioning services for (i) a hydrogen and nitrogen production plant, (ii) a water and effluents collection and treatment system, and (iii) different industrial buildings.

The aforementioned services will be developed in the framework of the complementary works for the modernization of the Talara refinery.

With this, the company strengthens its Backlog, which gives it stability to work on its new development strategy and focus its operation on engineering, procurement and construction contracts at the regional level.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: April 12, 2018